Mail Stop 4561

January 3, 2008

John H. Hoffmann
Chief Financial Officer
Intervest Mortgage Corporation
One Rockefeller Plaza, Suite 400
New York, NY 10020-2002

> **Re:** **Intervest Mortgage Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 28, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2007**
> **Filed October 30, 2007**
> **File No. 033-27404-NY**

Dear Mr. Hoffmann:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief